Exhibit 99.3

AMENDMENT TO EXCLUSIVE SUPPLY AGREEMENT

December 7, 2018

Re: Amendment to Exclusive Supply Agreement

Reference is made to the Exclusive Supply Agreement (the “Agreement”) dated September 28, 2018 between Noramco, Inc., and Cardiol Therapeutics Inc. This amendment (the “Amendment”) confirms our agreement respecting the amendment of certain provisions of the Agreement. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Agreement.

The Agreement is hereby amended as follows:

1.	Reference to “December 1, 2018” in the first sentence of Subsection 1.1.2 (Exclusivity in the Territory) of the Agreement is deleted and replaced with “December 21, 2018”.

All other terms of the Agreement shall continue in full force and effect. This Amendment shall be governed by and construed, interpreted and performed in accordance with the substantive law of Delaware.

This Amendment may be executed in counterparts. This Amendment may be delivered electronically by email of a signed PDF copy.

Yours truly,

CARDIOL THERAPEUTICS INC.

Signature:

Print Name: [Redacted - Personal Information]
Title: CEO

Confirmed and agreed to by Noramco, Inc., this 6th day of December 2018.

NORAMCO, INC.

Signature	[Redacted - Personal Information]

Print Name: [Redacted - Personal Information]
Title: VP Global Business Development and Innovation